EXHIBIT 99.1

XORTX Announces 180-Day Extension to Regain Compliance with Nasdaq Minimum Bid Price Deficiency

CALGARY, Alberta, May 24, 2023 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease, announces that on May 23, 2023 it received a notice (the “Extension Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) granting the Company’s request for a 180-day extension to regain compliance with the minimum bid price requirement (“Minimum Bid Requirement”) of US$1.00 per share under the Nasdaq Rule 5550(a)(2). The Company was first notified by Nasdaq of its failure to comply with the Minimum Bid Requirement on November 22, 2022, and was given until May 22, 2023 to regain compliance. The Company now has until November 20, 2023 to meet the requirement (the “Second Compliance Period”).

If at any time during the Second Compliance Period, the closing bid price of the Company's common shares is at least $1 per share for at least a minimum of 10 consecutive business days, Nasdaq will provide the Company with written notification that the Company has achieved compliance with the Minimum Bid Requirement and will consider deficiency matters closed. If compliance with the Minimum Bid Price Requirement cannot be demonstrated by November 20, 2023, Nasdaq will provide written notification that the Company's common shares will be delisted. At that time, the Company may appeal Nasdaq's determination to a Nasdaq Hearings Panel (the “Panel”). The Company would remain listed pending the Panel’s decision. There can be no assurance that if the Company does appeal a subsequent delisting determination, that such appeal would be successful. Accordingly, there can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Requirement or maintain its listing on The Nasdaq Capital Market.

The Company is also listed on the TSX Venture Exchange and the notification letter does not affect the Company’s compliance status with such listing.

The Company intends to evaluate all available options to resolve the deficiency and regain compliance with Nasdaq Rule 5550(a)(2).

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with two clinically advanced products in development: 1) our lead, XRx-008 program for ADPKD; and 2) our secondary program in XRx-101 for acute kidney and other acute organ injury associated with Coronavirus / COVID-19 infection. In addition, XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy. XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications to improve the quality of life and future health of patients. Additional information on XORTX is available at www.xortx.com.

For more information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

Media Inquiries, David Melamed, Ph.D.
david.melamed@russopartnersllc.com or +1 212 845 4225

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to Canadian and U.S. federal securities laws. These forward-looking statements and their implications are based on the current reasonable expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements related to the Company’s ability to regain compliance with the Nasdaq’s listing requirements and to maintain its listing on The Nasdaq Capital Market. Except as otherwise required by law, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained in the Company’s most recently filed Annual Information Form and the Management Discussion and Analysis for its most recent financial reporting period filed on the Company’s SEDAR profile (www.sedar.com) and under the heading “Risk Factors” in XORTX’s annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) available on the SEC's website, www.sec.gov.